Exhibit 99.1

RADWARE ANNOUNCES SECOND QUARTER 2018 EARNINGS

Second Quarter 2018 Results and Financial Highlights

•	Revenues of $57 Million, up 12% from the second quarter of 2017

•	Non-GAAP EPS of $0.10; GAAP EPS of $0.04

TEL AVIV, ISRAEL, AUGUST 1, 2018 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended June 30, 2018.

“We are pleased to report another strong quarter, with continued growth in bookings, revenue, and profitability. We remain committed to our mission of ensuring network and application availability and security. The cyber threats landscape continues to evolve, and as threats grow more complex, our innovation around adaptive and analytics-based early attack detection, surgical mitigation, and advanced automation, all become more valuable” said Roy Zisapel, Radware President & CEO.

Financial Highlights for the Second Quarter of 2018

Revenues for the second quarter of 2018 totaled $57.3 million, up 12% from revenues of $51.0 million for the second quarter of 2017:

•
Revenues in the Americas region were $23.9 million for the second quarter of 2018, down 2% from revenues of $24.3 million in the second quarter of 2017. For the first six months of 2018, revenues in the Americas region were up 13% over the same period in 2017

•
Revenues in the EMEA region were $19.8 million for the second quarter of 2018, up 51% from revenues of $13.1 million in the second quarter of 2017. For the first six months of 2018, revenues in the EMEA region increased 26% over the same period of 2017

•
Revenues in the APAC region were $13.6 million for the second quarter of 2018, same as in the second quarter of 2017. For the first six months of 2018, revenues in the APAC region decreased 3% over the same period of 2017

Net profit on a GAAP basis for the second quarter of 2018 was $1.7 million or $0.04 per diluted share, compared with net loss of ($4.1) million or ($0.09) per diluted share for the second quarter of 2017.

Non-GAAP net income for the second quarter of 2018 was $5.0 million or $0.10 per diluted share, compared with non- GAAP net income of $1.2 million or $0.03 per diluted share for the second quarter of 2017.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs and litigation costs. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of June 30, 2018, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $367.2 million, up from $358.1 million as of the end of March 31, 2018.

Conference Call

Radware management will host a call on Wednesday, August 1, 2018 at 8:30 am ET to discuss its second quarter 2018 results and the company’s outlook for the third quarter of 2018.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 8599407

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

###
Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2018 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	61,676	65,237
Available-for-sale marketable securities	41,234	42,573
Short-term bank deposits	149,622	93,151
Trade receivables, net	18,598	16,150
Other receivables and prepaid expenses	7,687	12,252
Inventories	18,443	18,772
	297,260	248,135

Long-term investments
Available-for-sale marketable securities	55,948	54,427
Long-term bank deposits	58,718	88,911
Severance pay funds	3,039	3,251
	117,705	146,589

Property and equipment, net	22,453	23,642
Intangible assets, net	9,932	10,415
Other long-term assets	18,492	8,133
Goodwill	32,174	32,174
Total assets	498,016	469,088

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,744	5,367
Deferred revenues	76,758	69,829
Other payables and accrued expenses	25,212	32,174
	106,714	107,370

Long-term liabilities
Deferred revenues	43,719	43,482
Other long-term liabilities	5,413	2,880
	49,132	46,362

Shareholders' equity
Share capital	685	673
Additional paid-in capital	368,318	349,250
Accumulated other comprehensive loss, net of tax	(1,212)	(443)
Treasury stock, at cost	(116,442)	(116,442)
Retained earnings	90,821	82,318
Total shareholders' equity	342,170	315,356

Total liabilities and shareholders' equity	498,016	469,088

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	57,287	50,956	111,823	99,868
Cost of revenues	10,340	9,634	20,280	18,628
Gross profit	46,947	41,322	91,543	81,240

Operating expenses:
Research and development, net	14,633	15,013	29,295	29,253
Selling and marketing	27,803	26,410	55,986	52,389
General and administrative	3,811	4,380	7,866	9,160
Total operating expenses	46,247	45,803	93,147	90,802

Operating income (loss)	700	(4,481)	(1,604)	(9,562)
Financial income, net	1,701	640	3,390	1,747
Income (loss) before taxes on income	2,401	(3,841)	1,786	(7,815)
Taxes on income	(727)	(218)	(1,107)	(322)
Net income (loss)	1,674	(4,059)	679	(8,137)

Basic net income (loss) per share	0.04	(0.09)	0.02	(0.19)

Weighted average number of shares used to compute basic net earnings (loss) per share	44,839,420	43,821,006	44,583,442	43,282,607

Diluted net earnings (loss) per share	0.04	(0.09)	0.01	(0.19)

Weighted average number of shares used to compute diluted net earnings (loss) per share	47,396,099	43,821,006	46,936,309	43,282,607

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	46,947	41,322	91,543	81,240
Stock-based compensation	59	61	117	116
Amortization of intangible assets	212	419	442	672
Non-GAAP gross profit	47,218	41,802	92,102	82,028

GAAP research and development, net	14,633	15,013	29,295	29,253
Stock-based compensation	679	1,028	1,610	1,926
Non-GAAP Research and development, net	13,954	13,985	27,685	27,327

GAAP selling and marketing	27,803	26,410	55,986	52,389
Stock-based compensation	1,774	1,875	3,678	3,499
Amortization of intangible assets	21	24	41	47
Non-GAAP selling and marketing	26,008	24,511	52,267	48,843

GAAP general and administrative	3,811	4,380	7,866	9,160
Stock-based compensation	378	583	785	1,003
Acquisition costs	-	-	-	340
Litigation costs	143	600	413	1,619
Non-GAAP general and administrative	3,290	3,197	6,668	6,198

GAAP total operating expenses	46,247	45,803	93,147	90,802
Stock-based compensation	2,831	3,486	6,073	6,428
Acquisition costs	-	-	-	340
Amortization of intangible assets	21	24	41	47
Litigation costs	143	600	413	1,619
Non-GAAP total operating expenses	43,252	41,693	86,620	82,368

GAAP operating income (loss)	700	(4,481)	(1,604)	(9,562)
Stock-based compensation	2,890	3,547	6,190	6,544
Acquisition costs	-	-	-	340
Amortization of intangible assets	233	443	483	719
Litigation costs	143	600	413	1,619
Non-GAAP operating income (loss)	3,966	109	5,482	(340)

GAAP finance income	1,701	640	3,390	1,747
Exchange rate differences, net on balance sheet items included in financial income	26	659	(177)	806
Non-GAAP finance income	1,727	1,299	3,213	2,553

GAAP income (loss) before taxes on income	2,401	(3,841)	1,786	(7,815)
Stock-based compensation	2,890	3,547	6,190	6,544
Acquisition costs	-	-	-	340
Amortization of intangible assets	233	443	483	719
Litigation costs	143	600	413	1,619
Exchange rate differences, net on balance sheet items included in financial income	26	659	(177)	806
Non-GAAP income before taxes on income	5,693	1,408	8,695	2,213

GAAP net income (loss)	1,674	(4,059)	679	(8,137)
Stock-based compensation	2,890	3,547	6,190	6,544
Acquisition costs	-	-	-	340
Amortization of intangible assets	233	443	483	719
Litigation costs	143	600	413	1,619
Exchange rate differences, net on balance sheet items included in financial income	26	659	(177)	806
Non GAAP net income	4,966	1,190	7,588	1,891

GAAP Net earnings (loss) per diluted share	0.04	(0.09)	0.01	(0.19)
Stock-based compensation	0.06	0.08	0.13	0.15
Acquisition costs	0.00	0.00	0.00	0.01
Amortization of intangible assets	0.00	0.01	0.01	0.02
Litigation costs	0.00	0.01	0.01	0.04
Exchange rate differences, net on balance sheet items included in financial income	0.00	0.01	(0.00)	0.02
Non GAAP Net earnings per diluted share	0.10	0.02	0.16	0.04

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	47,396,099	45,054,172	46,936,309	44,279,284

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	1,674	(4,059)	679	(8,137)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,443	2,987	4,948	5,806
Stock based compensation	2,890	3,547	6,190	6,544
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	414	270	690	631
Accrued interest on bank deposits	(146)	150	(212)	1,532
Increase (decrease) in accrued severance pay, net	(97)	41	142	176
Decrease (increase) in trade receivables, net	(2,564)	3,352	(2,601)	1,902
Decrease (increase) in other current assets and prepaid expenses and other long-term assets	(2,501)	(196)	4,697	838
Decrease (increase) in inventories	477	(1,063)	329	(2,341)
Increase (decrease) in trade payables	424	1,574	(623)	(136)
Increase (decrease) in deferred revenues	(1,700)	8,135	7,166	14,949
Increase (decrease) in other payables and accrued expenses	1,245	(3,374)	(6,682)	(4,096)
Net cash provided by operating activities	2,559	11,364	14,723	17,668

Cash flows from investing activities:

Purchase of property and equipment	(1,187)	(2,475)	(3,276)	(4,357)
Proceeds from (investment in) other long-term assets, net	131	(31)	40	16
Investment in bank deposits, net	(9,067)	(1,219)	(26,067)	(35,126)
Investment in sale, redemption of and purchase of available-for-sale marketable securities ,net	(686)	(5,910)	(1,872)	(2,023)
Payment for acquisition of subsidiary, net of cash acquired	0	0	0	(8,269)
Net cash used in investing activities	(10,809)	(9,635)	(31,175)	(49,759)

Cash flows from financing activities:

Proceeds from exercise of stock options	7,939	1,228	12,891	2,538
Net cash provided by financing activities	7,939	1,228	12,891	2,538

Increase (decrease) in cash and cash equivalents	(311)	2,957	(3,561)	(29,553)
Cash and cash equivalents at the beginning of the period	61,987	47,129	65,237	79,639
Cash and cash equivalents at the end of the period	61,676	50,086	61,676	50,086